Exhibit 8

Subsidiaries of Luna Gold Corp.

The following is a list of our subsidiaries and the jurisdictions of incorporation or organization of each as of June 16, 2006.  Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization
Eureka Gold Inc. (wholly owned)	Nevada
Compañía Minera Antero Gold S.A. de C.V. (wholly owned)	Mexico
Luna Gold (China) Corp. (wholly owned)	British Virgin Islands
Luna Gold (Liaoning) Corp. (wholly owned)	British Virgin Islands